551 Fifth Avenue · Suite 300 New York, NY 10176 Telephone: 212-297-9871 Facsimile: 866.422.0963 e-mail: jim.lusk@abm.com James S. Lusk Executive Vice President and Chief Financial Officer
VIA EDGAR
October 15, 2010
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Cicely LaMothe, Accounting Branch Chief

Re:	ABM Industries Incorporated
Form 10-K for the year ended October 31, 2008
Filed December 22, 2008
Form 10-K for the year ended October 31, 2009
Filed December 22, 2009
Definitive Proxy Statement on Schedule 14A
Filed February 1, 2010
File No. 001-08929
Ladies and Gentlemen:
On behalf of ABM Industries Incorporated (the “Company”, “we” or “our”), this letter responds to comments raised by the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced filing in a letter dated October 13, 2010. For your convenience, our responses are keyed to the comments in the Staff’s letter.
Form 10-K for the year ended October 31, 2009
Item 9A-Controls and Procedures, page 69
1.	We note your response to prior comment one and your discussion of disclosure controls and procedures on page 69. You disclose that “no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.” Since your disclosure indicates that your disclosure controls and procedures were designed to provide reasonable assurance that the controls and procedures will meet their objectives, you should state, if true, that your disclosure controls and procedures were effective at the reasonable assurance level. Please confirm that management’s conclusions regarding the effectiveness of your disclosure controls and procedures were made at the reasonable assurance level and update your disclosure in future filings accordingly.

ABM Industries Incorporated
October 15, 2010

Response:
We confirm that management’s conclusions set forth in our Annual Report on Form 10-K for the year ended October 31, 2009 regarding the effectiveness of our disclosure controls and procedures were made at the reasonable assurance level at October 31, 2009. In future filings, we will update our disclosure to reflect a reasonable assurance conclusion, to the extent appropriate.
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On behalf of the Company, the undersigned hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings it makes with the Securities and Exchange Commission;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
If you have any questions with respect to any of the information in this letter, you can telephone me at 212-297-9871. My fax number is 866-422-0963.
Sincerely,
/s/ James Lusk
James Lusk
Executive Vice President and Chief Financial Officer
ABM Industries Incorporated